Mail Stop 6010

April 13, 2009

Ramani Ayer
Chairman and Chief Executive Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

>   **Re: The Hartford Financial Services Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 3, 2009**
>   **File No. 1-13958**

Dear Mr. Ayer:

   We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

>   Sincerely,

>   Jeffrey P. Riedler
>   Assistant Director

cc: Amanda Aquino
       The Hartford Financial Services Group, Inc.